[Chapman and Cutler LLP Letterhead]

September 15, 2023

VIA EDGAR CORRESPONDENCE

Daniel S. Greenspan
United States Securities and Exchange Commission

Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Valkyrie ETF Trust II (the “Trust”)
File Nos. 333-258722; 811-23725

 Dear Mr. Greenspan:

This letter responds to your comment letter, dated September 1, 2023, and additional comments provided by telephone on September 11, 2023, regarding the registration statement filed on Form N-1A for Valkyrie ETF Trust II (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on August 4, 2023 (the “Registration Statement”). The Registration Statement relates to the Valkyrie Bitcoin and Ether Strategy ETF (formerly known as the Valkyrie Bitcoin Strategy ETF) (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Operations of the Ether Futures Market and Bitcoin Futures Market

Please supplementally confirm whether the Fund has engaged one or more Futures Commission Merchant(s) (“FCM(s)”). Please identify such FCM(s) in your response.

Response to Comment 1

The Trust confirms the Fund has engaged Marex (f/k/a EDFMan) and StoneX as FCMs for the Fund.

Comment 2 – Operations of the Ether Futures Market and Bitcoin Futures Market

Please supplementally inform us of any discussions with potential authorized participants (“APs”) or market makers for the Fund and supplementally address the following:

●	confirm the number of APs or other firms that have expressed legitimate interest and/or intent to act as an AP for the Fund (including information about the identities of such potential APs);

●	discuss the ability of APs and market makers to arbitrage the Fund’s holdings in a manner that is expected to keep the Fund’s market price in line with its net asset value (“NAV”);

●	discuss what instruments the APs will use to arbitrage and whether there will be any impact from the inability of broker-dealers to custody ether or bitcoin; and

●	discuss whether there any unique considerations or rules related to the national securities exchange on which the Fund plans to list its securities that will impact the Fund’s ability to pursue its investment strategy, interact with APs, or otherwise impact the Fund’s operations.

Response to Comment 2

The Trust confirms that three firms have expressed interest and/or intent to act as an AP for the Fund, including Jane Street.

The underlying futures contracts, in this case CME-listed bitcoin and ether futures, both trade concurrently with the ETF shares throughout the day on the world’s largest futures exchange, the CME, a platform that is easily accessed by any market maker or AP wishing to participate in these asset classes. Several bitcoin futures ETFs, including tickers BTF and BITO for example, have been in existence for nearly two years and generally trade at, or very close to net asset value, with the spread in these ETFs averaging $0.01. While the liquidity in ether futures is not quite as strong as bitcoin futures, it appears to be more than sufficient to support market makers and APs showing bids/offers that are consistently at or near NAV as evidenced by the trading that has taken place in bitcoin futures ETFs to date, as well as other futures-linked ETFs with a similar liquidity profile that have supported billion-plus dollar ETFs for quite some time. Additionally, the number of market makers that are active in this space has grown since the introduction of bitcoin futures ETFs, to the point where any deviation from fair value by one market maker would likely be arbitraged away quickly by one of the several other market makers and APs active in this asset class.

The Fund’s APs will use cash for the creation and redemption process, and there is no expectation that the APs will need to custody ether or bitcoin to participate in the creation and redemption process.

The Trust also confirms there are no unique considerations or rules related to the national securities exchange on which the Fund plans to list its securities that will impact the Fund’s ability to pursue its investment strategy, interact with APs, or otherwise impact the Fund’s operations.

Comment 3 – Operations of the Ether Futures Market and Bitcoin Futures Market

Please supplementally discuss whether the Fund anticipates any capacity constraints in the ether futures market or bitcoin futures market that would limit the size of the Fund’s exposure to ether futures or bitcoin futures. Also, how would the current number of registrants looking to launch similar funds impact the ether futures market or bitcoin futures market? Explain how the Fund will monitor market capacity as new participants enter the market.

Response to Comment 3

The Trust confirms the Fund does not anticipate any capacity constraints in the ether futures market or bitcoin futures market that would limit the size of the Fund’s exposure to ether futures or bitcoin futures. The current number of anticipated registrants with similar funds is not likely to exceed ether futures or bitcoin futures position limits, and the Fund’s FCMs have expressed no hesitations with respect to this issue. The Fund has approximately a two year operating history and has not experienced any capacity constraints, and it is not anticipated that the change in the Fund’s strategy would have an impact.

Comment 4 – Valuation

Please supplementally explain how the Fund would value its ether futures positions or bitcoin futures positions if the Chicago Mercantile Exchange (“CME”) halted the trading of ether futures or bitcoin futures due to price limits or otherwise.

Response to Comment 4

The prospectus describes the Fund’s valuation procedures if the CME were to halt trading of ether or bitcoin futures. The Fund’s investments, including bitcoin and ether futures contracts, will be valued daily at market value or, in the absence of market value with respect to any securities or futures contracts, at fair value in accordance with valuation procedures adopted by the Board of Trustees (the “Board”) and in accordance with the Investment Company Act of 1940. Market value prices represent last sale or official closing prices from a national or foreign exchange (i.e., a regulated market) and are primarily obtained from third-party pricing services.

In calculating the NAV of the Fund, bitcoin and ether futures contracts traded on a U.S. exchange are valued using the last traded price before the NAV calculation time on the date with respect to which the NAV is being determined. If a bitcoin and ether futures contract traded on a U.S. exchange could not be liquidated on such day, due to the operation of daily limits or other rules of the exchange upon which that position is traded or otherwise, the Adviser may, subject to the policies and procedures approved by the Board, choose to determine a fair value price as the basis for determining the market value of such position for such day. Such fair value prices would generally be determined based on available inputs about the current value of the bitcoin and ether futures contracts and would be based on principles that the Adviser deems fair and equitable so long as such principles are consistent with normal industry standards.

The Adviser notes that LMX Labs, LLC d/b/a Coinbase Derivatives has recently launched trading in bitcoin and ether futures contracts, which may be used an inputs for fair value determinations.

Comment 5 – Liquidity Risk Management

Please supplementally discuss how the Fund anticipates classifying the liquidity of ether futures investments or bitcoin futures investments and the rationale for such classification. Refer to Rule 22e-4(b)(1)(ii) of the Investment Company Act of 1940.

Response to Comment 5

The Trust confirms that the Fund anticipates classifying ether futures investments and bitcoin futures investments as highly liquid for purposes of Rule 22e-4(b)(1)(ii).

Comment 6 – Liquidity Risk Management

Please supplementally discuss the Fund’s plans for liquidity risk management during both normal and reasonably foreseeable stressed conditions, and the board’s consideration of liquidity risks related to the investment strategy and the appropriateness of the investment strategy for an open-end fund. Refer to Rule 22e-4(b)(1)(i) of the Investment Company Act.

Response to Comment 6

The Fund is an actively-managed fund and has the ability to allocate to both bitcoin and ether futures to manage liquidity due to normal and stressed conditions or if the Fund’s size becomes such that it requires greater liquidity than the market can provide to meet redemptions. Additionally, the Fund has the ability to hold short-term U.S. Treasuries during any time of stress. As an open-end management company, the Fund also has the ability to borrow to meet liquidity needs.

Comment 7 – Liquidity Risk Management

Given the inability of exchange-traded funds (“ETFs”) to close to new investors and the capacity constraints posed by FCMs and the CME, please supplementally explain how the Fund will manage liquidity if the Fund becomes so large as to require more liquidity than the market can provide to meet potential redemptions.

Response to Comment 7

Please refer to the Trust’s response to Comment 6 above.

Comment 8 – Derivatives Risk Management

Please supplementally provide an outline of the Fund’s plans for complying with Rule 18f-4 of the Investment Company Act, including a preliminary overview of the key elements of the derivatives risk management program, and confirm that the Fund will use a relative VaR test. Please also identify the designated reference portfolio used in the Fund’s relative VaR test.

Response to Comment 8

The Fund’s portfolio transactions will be conducted pursuant to a written derivatives risk management program, which includes policies and procedures that are reasonably designed to manage the risks of the Fund’s usage of derivatives, as required by Rule 18f-4. The program is administered and overseen by select individuals that have been designated by the Fund’s board of trustees as the derivatives risk manager. The program will identify and provide an assessment of the Fund’s derivatives usage and risks as they pertain to the Fund’s usage of options contracts. The program will provide risk guidelines that, among other things, consider and provide for (1) limits on the Fund’s derivatives exposure; (2) monitoring and assessment of the Fund’s exposure to illiquid investments (if any); (3) monitoring and assessment of the credit quality of the Fund’s counterparties; and (4) monitoring of margin requirements, position limits and position accountability levels. Additionally, the program will provide for stress testing, back-testing, internal reporting and escalation, and periodic review in compliance with Rule 18f-4. Data relating to such functions will be made available by a third-party service provider engaged by the Fund, for analysis and monitoring by the Fund’s derivatives risk manager.

Regarding the Fund’s Value-at-Risk (“VaR”) testing, Rule 18f-4 mandates VaR calculations for the purposes of estimating potential losses on an instrument or a portfolio (expressed as a percentage of the value of the portfolio’s net assets) over a specified time horizon at a given confidence level.1 The rule further provides that any VaR model used by a fund must, among other requirements, take into account and incorporate all significant, identifiable market risk factors associated with a Fund’s investments.2 The rule requires that a fund comply with a “relative” VaR test, unless the derivatives risk manager reasonably determines that a designated reference portfolio does not provide an appropriate reference portfolio for the relative VaR test, taking into account the fund’s investments, investment objectives, and strategy.3

The Fund’s derivatives risk manager believes using Nasdaq Bitcoin/Ethereum Index as the designated reference asset for a relative VaR calculation is consistent with the principles and intent of Rule 18f-4. The Nasdaq Bitcoin/Ethereum Index is designed to measure the performance of the industry’s two most prominent digital assets, bitcoin and ethereum. The Fund seeks to achieve its investment objective by investing in exchange-traded futures contracts on bitcoin and ethereum.

Comment 9 – Simulated Performance

Please supplementally discuss how the Fund would be expected to perform during significant market downturns in the price of ether and ether futures, such as the downturn that occurred on May 19, 2021, or during significant market downturns in the price of bitcoin and bitcoin futures, such as those that occurred on June 13, 2022 and November 8 and 9, 2022.

[1]	17 C.F.R. 270.18f-4(c)(2).

[2]	Such data will include, equity price risk, interest rate risk, credit spread risk, material risks arising from nonlinear price characteristics of the fund’s investments, including options, and the sensitivity of the market value of the fund’s investments to changes in volatility, among others. See id.

[3]	If a fund makes such determination, it must then comply with an “absolute” VaR test. A fund satisfies the relative VaR test if its portfolio VaR does not exceed 200% of the VaR of its designated reference portfolio and will satisfy the absolute VaR test if its portfolio VaR does not exceed 20% of the value of the Fund’s net assets. Id.

Response to Comment 9

In periods of significant market downturns, the Fund would maintain the use of ether and bitcoin closing futures prices. The allocation between ether and bitcoin futures and their relative movements in price would determine the valuation of the Fund. In the event no valuations are readily available the Adviser would implement fair value procedures.

During periods of significant market downturns, the proposed notional allocation of 50% to bitcoin futures and 50% to ether futures would provide correlated performance as displayed below.

Dates	BTC Futures	ETH Futures	BTC 50%/ETH 50%
May 18-19, 2021	-8.80%	-23.10%	-16.00%
June 10-13, 2022	-20.10%	-26.40%	-23.20%
November 8-9, 2022	-13.60%	-13.30%	-13.50%

Comment 10 – Simulated Performance

Please supplementally discuss how the Fund would be expected to perform during significant daily upturns in the price of ether and ether futures, such as the upturn that occurred on November 10, 2022.

Response to Comment 10

The Trust notes the Fund is not expected to take short positions in either bitcoin futures or ether futures.

Comment 11 – Subsidiary

Please supplementally confirm that:

●	the financial statements of the subsidiary will be consolidated with those of the Fund (if not, please explain why);

●	the subsidiary and its board will agree to (a) inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder, and (b) designate an agent for service of process in the United States; and

●	the subsidiary’s management fee, if any, will be included in “Management Fees,” and the subsidiary’s expenses will be included in “Other Expenses” in the Fee Table.

Response to Comment 11

The Trust confirms each of the above. Additionally, the Trust notes that the subsidiary does not have a separate management fee.

Comment 12 – Principal Investment Strategies

Please disclose in boldface type that the Fund will not invest directly in ether or bitcoin.

Response to Comment 12

The Trust confirms the above-referenced disclosure is in boldface type. Please see the first paragraph in the “Principal Investment Strategies” section.

Comment 13 – Principal Investment Strategies

Please supplementally confirm that the Fund will not seek economic exposure to ether, or to ether and bitcoin, that exceeds 100% of the Fund’s net assets.

Response to Comment 13

The Trust confirms that the Fund will not seek economic exposure to ether, or to ether and bitcoin, that exceeds 100% of the Fund’s net assets. The Trust notes there may be instances where round lot requirements and other execution issues cause the Fund to be exposed in excess of 100%; however, such instances are expected to be immaterial and temporary.

Comment 14 – Principal Investment Strategies

Please disclose that the Fund will obtain exposure to ether or bitcoin only through cash- settled futures traded on an exchange registered with the Commodity Futures Trading Commission, which currently means the CME, investment companies that are registered under the Investment Company Act, or operating companies whose securities are registered under the Securities Exchange Act of 1934 and are publicly traded, and revise or delete any disclosure that is inconsistent with this statement.

Response to Comment 14

The Trust confirms the disclosure has been revised in accordance with the Staff’s comment. Please refer to the first paragraph in the “Bitcoin and Ether Futures Contracts” sub-section. However, please note that the disclosure has also been updated to reflect that the Fund may also invest in bitcoin and ether futures available through LMX Labs, LLC d/b/a Coinbase Derivatives, which also offers cash-settled futures traded and is an exchange registered with the CFTC.

Comment 15 – Principal Investment Strategies

Please explain the Fund’s strategy with respect to the “rolling” of ether futures contracts or bitcoin futures contracts, including the contract month the Fund plans to invest in and generally how and when the Fund expects to roll the contracts. If the Fund is unable to provide this disclosure, please explain why.

Response to Comment 15

The Trust notes the following disclosure in the “Bitcoin and Ether Futures Contracts” sub-section:

As the futures contracts approach expiration, they may be replaced by similar contracts that have a later expiration. This process is referred to as “rolling.” The Fund intends to “roll” its Bitcoin and Ether Futures Contracts prior to expiration. The Fund’s investment sub-adviser, Vident Investment Advisory, LLC (“Vident” or the “Sub-Adviser”), with oversight from the Fund’s investment adviser, Valkyrie Funds LLC (“Valkyrie” or the “Adviser”), seeks to invest in “front month” Bitcoin and Ether Futures Contracts. “Front month” contracts are the monthly contracts with the nearest expiration date. Typically, the Fund will roll to the next “nearby” Bitcoin and Ether Futures Contracts. The “nearby” contracts are those contracts with the next closest expiration date. There is no guarantee that such a strategy will produce the desired results.

Comment 16 – Principal Investment Strategies

If the Fund may enter into reverse repurchase agreements or similar financing transactions, please disclose the purpose of such transactions (e.g., for investment and/or tax purposes).

Response to Comment 16

The Trust notes the following disclosure in the “Collateral Investments” sub-section:

In order to help maintain the desired level of exposure to Bitcoin and Ether Futures Contracts, the Fund may enter into reverse repurchase agreements, a form of borrowing in which the Fund sells portfolio securities to financial institutions and agrees to repurchase them at a mutually agreed-upon date and price that is higher than the original sale price, and use the proceeds for investment purchases.

Comment 17 – Principal Investment Strategies

Please describe ether and bitcoin and the Ethereum blockchain and Bitcoin blockchain; the relationship of ether and bitcoin to the Ethereum blockchain and Bitcoin blockchain, respectively; the applications and use cases that the Ethereum blockchain and Bitcoin blockchain, and ether and bitcoin, have been designed to support; and how the Ethereum blockchain and Bitcoin blockchain, and ether and bitcoin, differ from one another in terms of such intended applications and use cases, among other things. Also, with regard to Ethereum, describe the role that the Ethereum Foundation plays in the development of the blockchain.

Response to Comment 17

The Trust respectfully directs the Staff to the disclosure under the “Bitcoin and Ether” sub-section which sufficiently discusses ether and bitcoin and the Ethereum blockchain and Bitcoin blockchain.

Additionally, the Trust has added the following information describing the role that the Ethereum Foundation plays in the development of the blockchain:

Unlike other digital assets such as bitcoin, which are solely created through a progressive mining process, 72.0 million ETH were created in connection with the launch of the Ethereum Network. The initial 72.0 million ETH were distributed as follows:

Initial Distribution: 60.0 million ETH, or 83.33% of the supply, was sold to the public in a crowd sale conducted between July and August 2014 that raised approximately $18 million.

Ethereum Foundation: 6.0 million ETH, or 8.33% of the supply, was distributed to the Ethereum Foundation for operational costs.

Ethereum Developers: 3.0 million ETH, or 4.17% of the supply, was distributed to developers who contributed to the Ethereum Network.

Developer Purchase Program: 3.0 million ETH, or 4.17% of the supply, was distributed to members of the Ethereum Foundation to purchase at the initial crowd sale price.

Following the launch of the Ethereum Network, ETH supply initially increased through a progressive mining process. Following the introduction of EIP-1559, described below, ETH supply and issuance rate varies based on factors such as recent use of the network.

Coinciding with the network launch, it was decided that EthSuisse would be dissolved, designating the Ethereum Foundation as the sole organization dedicated to protocol development. Historically, the development of the source code of the Ethereum protocol has been overseen by the Ethereum Foundation and the core developers. The core developers evolve over time, largely based on self-determined participation.

Comment 18 – Principal Risks

Given the inability of ETFs to close to new investors, please disclose the impact of any CME- or FCM-imposed capacity limits, including the CME’s position limits and accountability levels, on the Fund’s ability to achieve its target investment in ether futures or bitcoin futures. Disclose other factors that may impact the Fund’s ability to carry out its investment strategy, including high margin requirements and the unavailability of counterparties.

Response to Comment 18

The Trust notes that margin requirements, FCM capacity, and position limits have not impacted that ability of the Fund to carry out its primary investment strategy in its two years of operation. Additionally, the Trust notes the following disclosure in the “Secondary Investments” sub-section:

The Fund’s investment in futures contracts will be limited by the position limits established by the derivatives exchange applicable to such contracts. Currently, the position limit for bitcoin futures contracts on the CME is 4,000 contracts for an applicable month, with each contract representing five bitcoin, while the position limit for ether futures contracts is 8,000 contracts for an applicable month, with each contract representing 50 ether. In addition , the current position limit for bitcoin futures contracts on Coinbase Derivatives is 20,000 contracts for an applicable month, with each contract representing one bitcoin, while the position limit for ether futures contracts is 40,000 contracts for an applicable month, with each contract representing ten ether. The Fund will be prohibited from purchasing Bitcoin and Ether Futures Contracts in excess of these limits. If the Fund is prohibited by applicable position limits from buying additional front month Bitcoin and Ether Futures Contracts, the Fund will invest, in the discretion of the Sub-Adviser, in longer dated Bitcoin and Ether Futures Contracts and/or additional Collateral Investments (collectively, “Secondary Investments”).

Comment 19 – Principal Risks

Please disclose that there may be differences in returns between ether futures and ether, or bitcoin futures and bitcoin, due to divergence in prices or the costs associated with futures investing. In this regard, discuss any unique contango/rolling risks related to ether futures or bitcoin futures.

Response to Comment 19

In accordance with the Staff’s comment, the following disclosure has been added to the “Principal Risks” section:

Futures/Spot Correlation Risk. The markets for bitcoin and ether, on the one hand, and Bitcoin and Ether Futures Contracts, on the other, are related but separate markets. These markets may exhibit imperfectly correlation, or even no correlation, between price movements of either a Bitcoin or Ether Futures Contract and price movements of the bitcoin or ether, respectively. This might occur due to factors unrelated to the value of bitcoin or ether, such as speculative or other pressures on the markets in which these assets are traded.

Comment 20 – Principal Risks

Please discuss any risks related to the use of leverage in ether futures or bitcoin futures investing, including the use of reverse repurchase agreements for investment and/or tax purposes.

Response to Comment 20

The Trust notes that risks related to the use of leverage in ether futures or bitcoin futures investing, including the use of reverse repurchase agreements for investment and/or tax purposes is currently disclosed in the “Reverse Repurchase Agreements Risk” and “Leverage Risk.”

Comment 21 – Principal Risks

Please disclose the risks associated with concentrating more than 25% of the Fund’s total assets in investments that provide exposure to ether, or ether and bitcoin.

Response to Comment 21

In accordance with the Staff’s comment, the “Asset Concentration Risk” has been revised as follows:

Asset Concentration Risk. Since the Fund may take concentrated positions in Bitcoin and Ether Futures Contracts, the Fund’s performance may be disproportionately and significantly impacted by the poor performance of those positions to which it has significant exposure. Concentration in Bitcoin and Ether Futures Contracts makes the Fund more susceptible to any single occurrence affecting the underlying positions and may subject the Fund to greater market risk than more diversified funds.

Comment 22 – Principal Risks

If using a subsidiary, please disclose the risks related to the size of the Fund’s investment in the subsidiary exceeding 25% of total assets, including any potential adverse tax consequences for the Fund.

Response to Comment 22

The Trust notes that risks related to the size of the Fund’s investment in the subsidiary exceeding 25% of total assets, including any potential adverse tax consequences for the Fund is currently disclosed in the “Tax Risk.”

Comment 23 – Principal Risks

Please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio investments, may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made purchases and redemptions in kind. Disclose that these costs could be imposed on the Fund, and thus decrease the Fund’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response to Comment 23

The Trust notes that the above-referenced risks are currently discussed in the “Cash Transaction Risk.”

Comment 24 – Principal Risks

Please disclose that ether may be determined to be a security or to be offered and sold as a security under federal or state securities laws.

Response to Comment 24

In accordance with the Staff’s comment, the “Ether Risk” has been revised as follows:

Ether Risk. Ether is a relatively new innovation and the market for ether is subject to rapid price swings, changes and uncertainty. The further development of the Ethereum Network and the acceptance and use of ether are subject to a variety of factors that are difficult to evaluate. The slowing, stopping or reversing of the development of the Ethereum Network or the acceptance of ether may adversely affect the price of ether. Ether is subject to the risk of fraud, theft, manipulation or security failures, operational or other problems that impact ether trading venues. Additionally, if one or a coordinated group of validators were to gain control of two-thirds of staked ether, they would have the ability to manipulate transactions and fraudulently obtain ether. If such a validator or group of validators were to gain control of one-third of staked ether, they could halt payments. A significant portion of ether is held by a small number of holders sometimes referred to as “whales”. Transactions of these holders may influence the price of ether.

Unlike the exchanges for more traditional assets, such as equity securities and futures contracts, ether and ether trading venues are largely unregulated. Crypto asset trading platforms on which ether is traded, and which may serve as a pricing source for the calculation of the reference rate that is used for the purposes of valuing the Fund’s investments, are or may become subject to enforcement actions by regulatory authorities, and such enforcement actions may have a material adverse impact on the Fund, its investments, and its ability to implement its investment strategy.

As a result of the lack of regulation, individuals or groups may engage in fraud or market manipulation (including using social media to promote ether in a way that artificially increases the price of ether). Investors may be more exposed to the risk of theft, fraud and market manipulation than when investing in more traditional asset classes. Over the past several years, a number of ether trading venues have been closed due to fraud, failure or security breaches. Investors in ether may have little or no recourse should such theft, fraud or manipulation occur and could suffer significant losses. New or changing laws and regulations affecting the use of blockchain technology and/or investments in crypto assets or crypto asset-related investments. The realization of any of these risks could result in a decline in the acceptance of ether and consequently a reduction in the value of ether, ether futures, and the Fund. Finally, the creation of a “fork” or a substantial giveaway of ether (sometimes referred to as an “air drop”) may result in significant and unexpected declines in the value of ether, ether futures, and the Fund. A fork may be intentional, such as the “Merge.” The “Merge” refers to protocol changes altering the method by which transactions are validated.

Depending on its characteristics, a digital asset may be considered a “security” under the federal securities laws. The test for determining whether a particular digital asset is a “security” is complex and difficult to apply, and the outcome is difficult to predict. Public, though non-binding, statements by senior officials at the SEC have indicated that the SEC did not consider bitcoin or ether to be securities, and does not currently consider bitcoin to be a security. On the other hand, the SEC has brought enforcement actions against the issuers and promoters of several other digital assets on the basis that the digital assets in question are securities. Any enforcement action by the SEC or a state securities regulator asserting that ether is a security, or a court decision, to that effect would be expected to have an immediate material adverse impact on the trading value of ether, as well as the Shares. This is because the business models behind most digital assets are incompatible with regulations applying to transactions in securities. If a digital asset is determined or asserted to be a security, it is likely to become difficult or impossible for the digital asset to be traded, cleared or custodied in the United States through the same channels used by non-security digital assets, which in addition to materially and adversely affecting the trading value of the digital asset is likely to significantly impact its liquidity and market participants’ ability to convert the digital asset into U.S. dollars.

All networked systems are vulnerable to various kinds of attacks. As with any computer network, the Ethereum Network contains certain flaws. For example, the Ethereum Network is currently vulnerable to several types of attacks, including:

●	“>33% attack” where, if a validator or group of validators were to gain control of more than 33% of the staked ether, a malicious actor could cause a temporary fork in the blockchain.

●	“>50% attack” where, if a validator or group of validators acting in concert were to gain control of more than 50% of the staked ether, a malicious actor would be able to gain full control of the network and the ability to manipulate the blockchain, potentially for an extended period of time or even permanently.

●	“>66% attack” where, if a validator or group of validators acting in concert were to gain control of more than 66% of the staked ether, a malicious actor could permanently and irreversibly manipulate the blockchain.

The success of these types of attacks depends on the malicious actors ability to gather an enormous amount of ether and other resources, which serves as the primary practical defense of the network. A successful attack could lead to temporary or permanent disruption of the network, which would have a negative effect on the price of ether and the value of the Shares.

Comment 25 – Principal Risks

Please disclose, with sufficient specificity and detail, the types of adverse consequences for the Fund and its shareholders if ether is determined to be a security or to be offered and sold as a security under federal or state securities laws.

Response to Comment 25

The disclosure has been revised in accordance with the Staff’s comment. Please refer to the Trust’s response to Comment 24 above.

Comment 26 – Principal Risks

Please disclose the risks related to the fragmentation and regulatory noncompliance and/or oversight of spot markets for crypto assets, including the potential for fraud and manipulation.

Response to Comment 26

The disclosure has been revised in accordance with the Staff’s comment with respect to ether. Please refer to the Trust’s response to Comment 24 above. With respect to bitcoin, the “Bitcoin Risk” has been revised as follows:

Bitcoin Risk. Bitcoin is a relatively new innovation and the market for bitcoin is subject to rapid price swings, changes and uncertainty. Trading prices of bitcoin and other digital assets have experienced significant volatility in recent periods and may continue to do so. For instance, there were steep increases in the value of certain digital assets, including bitcoin, over the course of 2021, and multiple market observers asserted that digital assets were experiencing a “bubble.” These increases were followed by steep drawdowns throughout 2022 in digital asset trading prices, including for bitcoin. These episodes of rapid price appreciation followed by steep drawdowns have occurred multiple times throughout bitcoin’s history, including in 2011, 2013-2014, and 2017-2018, before repeating again in 2021-2022. Over the course of 2023, bitcoin prices have continued to exhibit extreme volatility. Such volatility may persist.

The further development of the Bitcoin Network and the acceptance and use of bitcoin are subject to a variety of factors that are difficult to evaluate. The slowing, stopping or reversing of the development of the Bitcoin Network or the acceptance of bitcoin may adversely affect the price of bitcoin. Bitcoin is subject to the risk of fraud, theft, manipulation or security failures, operational or other problems that impact digital asset trading venues. Additionally, if one or a coordinated group of miners were to gain control of 51% of the Bitcoin Network, they would have the ability to manipulate transactions, halt payments and fraudulently obtain bitcoin. A significant portion of bitcoin is held by a small number of holders sometimes referred to as “whales.” Transactions of these holders may influence the price of bitcoin.

Unlike the exchanges for more traditional assets, such as equity securities and futures contracts, bitcoin and digital asset trading venues are largely unregulated and highly fragmented. Crypto asset trading platforms on which bitcoin is traded, and which may serve as a pricing source for the calculation of the reference rate that is used for the purposes of valuing the Fund’s investments, are or may become subject to enforcement actions by regulatory authorities, and such enforcement actions may have a material adverse impact on the Fund, its investments, and its ability to implement its investment strategy.

As a result of the lack of regulation, individuals or groups may engage in fraud or market manipulation (including using social media to promote bitcoin in a way that artificially increases the price of bitcoin). Investors may be more exposed to the risk of theft, fraud and market manipulation than when investing in more traditional asset classes. Over the past several years, a number of digital asset trading venues have been closed due to fraud, failure or security breaches. Investors in bitcoin may have little or no recourse should such theft, fraud or manipulation occur and could suffer significant losses. New or changing laws and regulations affecting the use of blockchain technology and/or investments in crypto assets or crypto asset-related investments. In addition, digital asset trading venues, bitcoin miners, and other participants may have significant exposure to other cryptocurrencies. Instability in the price, availability or legal or regulatory status of those instruments may adversely impact the operation of the digital asset trading venues and the Bitcoin Network. The realization of any of these risks could result in a decline in the acceptance of bitcoin and consequently a reduction in the value of bitcoin, bitcoin futures, and the Fund. Finally, the creation of a “fork” (as described above) or a substantial giveaway of bitcoin (sometimes referred to as an “air drop”) may result in significant and unexpected declines in the value of bitcoin, bitcoin futures, and the Fund.

Comment 27 – Principal Risks

Please disclose that crypto asset trading platforms on which ether or bitcoin is traded, and which may serve as a pricing source for the calculation of the ether or bitcoin reference rate that is used for the purposes of valuing the Fund’s investments, are or may become subject to enforcement actions by regulatory authorities, and that such enforcement actions may have a material adverse impact on the Fund, its investments, and its ability to implement its investment strategy.

Response to Comment 27

The disclosure has been revised in accordance with the Staff’s comment. Please refer to the Trust’s responses to Comment 24 and Comment 26 above.

Comment 28 – Principal Risks

Please disclose risks related to new or changing laws and regulations affecting the use of blockchain technology and/or investments in crypto assets or crypto asset-related investments. Disclose that any future regulatory changes may have a materially adverse impact on the Fund, its investments, and its ability to implement its investment strategy.

Response to Comment 28

The disclosure has been revised in accordance with the Staff’s comment. Please refer to the Trust’s responses to Comment 24 and Comment 26 above.

Comment 29 – Principal Risks

Please disclose that ether and ether futures are relatively new investments, present unique and substantial risks, and historically have been subject to significant price volatility. Also, disclose that the value of ether and bitcoin has been, and may continue to be, substantially dependent on speculation, such that trading and investing in these crypto assets generally may not be based on fundamental analysis.

Response to Comment 29

In accordance with the Staff’s comment, the disclosure has been revised as follows:

Market Risk. The prices of bitcoin, ether and Bitcoin and Ether Futures Contracts have historically been highly volatile. The value of the Fund’s investments in Bitcoin and Ether Futures Contracts and other instruments that provide exposure to bitcoin, ether and Bitcoin and Ether Futures Contracts – and therefore the value of an investment in the Fund – could decline significantly and without warning, including to zero. The value of ether and bitcoin has been, and may continue to be, substantially dependent on speculation, such that trading and investing in these crypto assets generally may not be based on fundamental analysis. In addition, the price of bitcoin and ether has been highly correlated, even during periods of volatility, with ether tending to exhibit more pronounced rises and falls. If you are not prepared to accept significant and unexpected changes in the value of the Fund and the possibility that you could lose your entire investment in the Fund you should not invest in the Fund.

Comment 30 – Principal Risks

Please disclose that individuals or organizations holding a large amount of ether or bitcoin (also known as “whales”) may have the ability to manipulate the price of ether or bitcoin.

Response to Comment 30

The disclosure has been revised in accordance with the Staff’s comment. Please refer to the Trust’s responses to Comment 24 and Comment 26 above.

Comment 31 – Principal Risks

Please disclose that the Ethereum blockchain may be vulnerable to attacks to the extent that there is concentration in the ownership and/or staking of ether and specifically explain how this risk varies by level of concentration (i.e., 33% vs. 50% vs. 66% of total staked ether). In this regard, the Staff understands that possession of 33% of staked ether is the minimum stake that can be used to execute an attack and that the possession of more than 50% of staked ether enables more extensive attacks, such as transaction censorship and block reordering. Explain how the value of ether futures contracts in which the Fund invests may be impacted by an attack.

Response to Comment 31

The disclosure has been revised in accordance with the Staff’s comment. Please refer to the Trust’s response to Comment 24 above.

Comment 32 – Principal Risks

Please disclose that the Bitcoin blockchain may be vulnerable to attacks to the extent that there is a “miner” or group of “miners” that possesses more than 50% of the blockchain’s “hashing” power. Explain how the value of bitcoin futures contracts in which the Fund invests may be impacted by an attack.

Response to Comment 32

The disclosure has been revised in accordance with the Staff’s comment. Please refer to the Trust’s response to Comment 26 above.

Comment 33 – Principal Risks

Please disclose that proposed changes to the Ethereum blockchain’s protocol or Bitcoin blockchain’s protocol may not be adopted by a sufficient number of users and validators or users and miners, respectively, which may result in competing blockchains with different native crypto assets and sets of participants (also known as a “fork”), and give examples of forks (e.g., the forks resulting in the Ethereum Classic blockchain and the Bitcoin Cash blockchain). Explain how the value of ether futures contracts or bitcoin futures contracts in which the Fund invests may be impacted by a fork.

Response to Comment 33

In accordance with the Staff’s comment, the disclosure has been revised as follows:

Forked Asset Risk. The Bitcoin Network and Ethereum Network operate using open-source protocols, meaning that any user can download the software, modify it and then propose that the users and validators adopt the modification. When a modification is introduced and a substantial majority of users and validators consent to the modification, the change is implemented and the network remains uninterrupted. However, if less than a substantial majority of users and validators consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “hard fork” of the Bitcoin Network or Ethereum Network, as applicable, with one group running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of the Bitcoin Network or the Ethereum Network running in parallel, yet lacking interchangeability. For example, in August 2017, bitcoin “forked” into Bitcoin and a new digital asset, Bitcoin Cash, as a result of a several-year dispute over how to increase the rate of transactions that the Bitcoin Network can process.

Forks may also occur as a network community’s response to a significant security breach. For example, in June 2016, an anonymous hacker exploited a smart contract running on the Ethereum Network to syphon approximately $60 million of ether held by The DAO, a distributed autonomous organization, into a segregated account. In response to the hack, most participants in the Ethereum community elected to adopt a “fork” that effectively reversed the hack. However, a minority of users continued to develop the original blockchain, now referred to as “Ethereum Classic” with the digital asset on that blockchain now referred to as Ether Classic, or ETC. ETC now trades on several digital asset trading platforms. A fork may also occur as a result of an unintentional or unanticipated software flaw in the various versions of otherwise compatible software that users run. Such a fork could lead to users and validators abandoning the digital asset with the flawed software. It is possible, however, that a substantial number of users and validators could adopt an incompatible version of the digital asset while resisting community-led efforts to merge the two chains. This could result in a permanent fork, as in the case of ether and ether classic.

In addition, many developers have previously initiated hard forks in the Blockchain to launch new digital assets, such as Bitcoin Gold and Bitcoin Diamond. To the extent such digital assets compete with bitcoin or ether, such competition could impact demand for bitcoin or ether and could adversely impact the value of the Shares.

Furthermore, a hard fork can lead to new security concerns. For example, when the Ethereum and Ethereum Classic networks split in July 2016. Replay attacks, in which transactions from one network were rebroadcast to nefarious effect on the other network, plagued Ethereum trading platforms through at least October 2016. An Ethereum trading platforms announced in July 2016 that it had lost 40,000 Ether Classic, worth about $100,000 at that time, as a result of replay attacks. Another possible result of a hard fork is an inherent decrease in the level of security due to significant amounts of mining/validating power remaining on one network or migrating instead to the new forked network. After a hard fork, it may become easier for an individual validator or validator pool’s power to exceed levels necessary to execute an attack on the network

A future fork in the Bitcoin Network or Ethereum Network could adversely affect the value of the Shares.

Comment 34 – Principal Risks

Please disclose that the Ethereum blockchain’s protocol, including the code of smart contracts running on the Ethereum blockchain, or the Bitcoin blockchain’s protocol may contain flaws that can be exploited by attackers. Also, with regard to Ethereum, discuss the exploit of The DAO’s smart contract in June 2016, how it was addressed, and its consequences for the blockchain, including the resulting hard fork. Explain how the value of ether futures contracts or bitcoin futures contracts in which the Fund invests may be impacted by an exploit.

Response to Comment 34

The disclosure has been revised in accordance with the Staff’s comment. Please refer to the Trust’s response to Comment 33 above.

Comment 35 – Principal Risks

Please discuss the exposure of ether and bitcoin to instability in other speculative parts of the blockchain/crypto industry, such that an event that is not necessarily related to the security or utility of the Ethereum blockchain and Bitcoin blockchain can nonetheless precipitate a significant decline in the price of ether and bitcoin (e.g., the collapse of TerraUSD in May 2022 and FTX Trading Ltd. in November 2022).

Response to Comment 35

In accordance with the Staff’s comment, the disclosure has been revised as follows:

Digital Asset Industry Risk. Beginning in the fourth quarter of 2021 and continuing throughout 2022 and through 2023, digital asset prices began falling precipitously. This has led to volatility and disruption in the digital asset markets and financial difficulties for several prominent industry participants, including digital asset trading platforms, hedge funds and lending platforms. For example, in the first half of 2022, digital asset lenders Celsius Network LLC and Voyager Digital Ltd. and digital asset hedge fund Three Arrows Capital each declared bankruptcy, and the stablecoin TerraUSD collapsed. These events caused a loss of confidence in participants in the digital asset ecosystem, negative publicity surrounding digital assets more broadly and market-wide declines in digital asset trading prices and liquidity.

Thereafter, in November 2022, FTX, the third largest digital asset trading platform by volume at the time, halted customer withdrawals amid rumors of the company’s liquidity issues and likely insolvency. Shortly thereafter, FTX’s CEO resigned and FTX and numerous affiliates of FTX filed for bankruptcy. The U.S. Department of Justice (“DOJ”) subsequently brought criminal charges, including charges of fraud, violations of federal securities laws, money laundering, and campaign finance offenses, against FTX’s former CEO and others. FTX is also under investigation by the SEC, the DOJ, and the Commodity Futures Trading Commission, as well as by various regulatory authorities in the Bahamas, Europe and other jurisdictions. In response to these events, the digital asset markets have experienced extreme price volatility and declines in liquidity, and regulatory and enforcement scrutiny has increased, including from the DOJ, the SEC, the CFTC, the White House and Congress. In addition, several other entities in the digital asset industry filed for bankruptcy following FTX’s bankruptcy filing, such as BlockFi Inc. and Genesis Global Capital, LLC. The SEC also brought charges against Genesis Global Capital, LLC and Gemini Trust Company, LLC on January 12, 2023 for their alleged unregistered offer and sale of securities to retail investors.

The collapse of TerraUSD and the bankruptcy filings of FTX , Celsius, Voyager and BlockFi have resulted in calls for heightened scrutiny and regulation of the digital asset industry, with a specific focus on digital asset trading platforms, platforms, and custodians. Federal and state legislatures and regulatory agencies are expected to introduce and enact new laws and regulations to regulate digital asset intermediaries, such as digital asset trading platforms and custodians. The U.S. regulatory regime - namely the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the SEC, the CFTC, FinCEN, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Federal Bureau of Investigation) as well as the White House have issued reports and releases concerning digital assets, including bitcoin, ether and digital asset markets. However, the extent and content of any forthcoming laws and regulations are not yet ascertainable with certainty, and it may not be ascertainable in the near future. New laws, regulations and regulatory actions could significantly restrict or eliminate the market for, or uses of, digital assets including bitcoin and ether, which could have a negative effect on the value of bitcoin and ether, which in turn would have a negative effect on the value of the Shares.

These events are continuing to develop at a rapid pace and it is not possible to predict at this time all of the risks that they may pose to the Fund, the Fund’s third-party service providers, or to the digital asset industry as a whole. Continued disruption and instability in the digital asset markets as these events develop, including further declines in the trading prices and liquidity of bitcoin and ether, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

Comment 36 – Principal Risks

With regard to the Ethereum blockchain, please disclose the risks or challenges posed by the emergence of other public blockchains that are similarly designed to support the development, deployment, and operation of smart contracts, and explain the potential impact on the demand for and value of ether and hence the value of ether futures and an investment in the Fund. Please also explain that the Ethereum blockchain has historically faced scalability challenges and that these alternative blockchains generally attempt to compete with Ethereum by offering faster transaction processing and lower fees. Finally, explain that further development and use of the blockchain for its intended purpose are, and may continue to be, substantially dependent on “Layer 2” solutions; briefly describe Layer 2 networks and any risks or challenges that they pose to the blockchain and ether.

Response to Comment 36

In accordance with the Staff’s comment, the disclosure has been revised as follows:

Digital Asset Competition Risk. Bitcoin was the first digital asset to gain global adoption and critical mass, and as a result, it has a “first to market” advantage over other digital assets, and remains the largest digital asset by market capitalization. As of December 31, 2022, ether was the second largest digital asset by market capitalization as tracked by CoinMarketCap.com. As of December 31, 2022, there were over 22,000 alternative digital assets tracked by CoinMarketCap.com, having a total market capitalization of approximately $661.7 billion, as calculated using market prices and total available supply of each digital asset, excluding tokens pegged to other assets. In addition, many consortiums and financial institutions are also researching and investing resources into private or permissioned smart contracts platforms rather than open platforms like the Ethereum Network. Competition from the emergence or growth of alternative digital assets and smart contracts platforms, such as Solana, Avalanche or Cardano, could have a negative impact on the demand for, and price of, bitcoin and ether and thereby adversely affect the value of the Shares. In particular, bitcoin has been criticized for its slowness of transaction processing and finality, variability of transaction fees, and price volatility. Furthermore, bitcoin has not yet developed robust Layer 2 solutions to facilitate the use of smart contracts or significantly improve scalability.

So-called “Layer 2” solutions are protocols built on top of an underlying smart contract platform blockchain, and intended to provide scalability to the underlying blockchain by increasing transaction efficiency. For example, Polygon is a smart contract platform protocol built on top of the Ethereum blockchain; it is intended to provide scalability to Ethereum by allowing users to transact on a variety of blockchains deployed on the Ethereum network. Under this model, Ethereum functions as the base layer, or “Layer 1” blockchain. The Polygon protocol offers developers sidechain, roll-ups and other Layer 2 solutions which can be tailored to an individual developer’s intended use case. Such solutions are intended to improve upon the transaction speed, cost and efficiency of transactions on their respective Layer 1. However, Layer 2 solutions have only been recently developed and may not function as intended. For example, smart contracts deployed on one Layer 2 solution may not be interoperable with smart contracts deployed on other Layer 2 solutions. In particular, the advent of Layer 2 solutions presents the possibility of fracturing liquidity of DeFi dApps on a smart contract platform’s mainchain by splitting such liquidity among multiple, non-interoperable Layer 2 solutions, which could limit their use case or reduce efficiency. Layer 2 solutions also rely, to various degrees, on the functionality of the underlying Layer 1 blockchain. To the extent that the Ethereum Network is viewed as an unreliable Layer 1 solution, or that other networks provide better speed, costs, efficiency and features than the Ethereum Network, use of the Ethereum Network as a Layer 1 solution may decline with a corresponding reduction in the demand for, and price of, ether.

Comment 37 – Principal Risks

With regard to the Bitcoin blockchain, please disclose the risks or challenges posed by the emergence of other public blockchains that are similarly designed to serve as an alternative payment system, such as those focused on privacy through the use of zero-knowledge cryptography, and explain the potential impact on the demand for and value of bitcoin and hence the value of bitcoin futures and an investment in the Fund. Please also explain the common impediments and/or disadvantages to adopting the Bitcoin blockchain as a payment network, including the slowness of transaction processing and finality, variability of transaction fees, and volatility of bitcoin’s price. Finally, explain that further development and use of the blockchain for its intended purpose are, and may continue to be, substantially dependent on “Layer 2” solutions; briefly describe Layer 2 networks (e.g., the Lightning Network) and any risks or challenges that they pose to the blockchain and bitcoin.

Response to Comment 37

The disclosure has been revised in accordance with the Staff’s comment. Please refer to the Trust’s response to Comment 36 above.

Comment 38 – Principal Risks

Please explain that the price movements of ether and bitcoin generally have been highly correlated and that ether has generally been more volatile and thus tends to rise more than bitcoin on days that bitcoin rises and to fall more than bitcoin on days that bitcoin falls.

Response to Comment 38

The disclosure has been revised in accordance with the Staff’s comment. Please refer to the Trust’s response to Comment 29 above.

Comment 39 – Concentration

Please note that the Staff believes that investments in ether futures and bitcoin futures fall within a fund’s concentration policy and, as such, its concentration policy must account for these investments. Given the extent of the Fund’s planned investment in ether futures, or ether futures and bitcoin futures, and its exposure to ether, or ether and bitcoin, as a result, the Staff believes the Fund’s fundamental concentration policy should address these investments. The Staff notes that a fund may categorize its investments in any reasonable industry, as appropriate.

Response to Comment 39

The Trust confirms the Fund will be able to execute its new investment strategy without a change to its existing fundamental concentration policy.

Comment 40 – Exhibits

Please supplementally confirm that the Fund’s investment advisory agreement, legal opinion, and any other required exhibits, including amendments to the Fund’s agreements with service providers and underwriters and distributors, have been filed as exhibits to the registration statement or will be filed as exhibits to the registration statement in a post-effective amendment filed around the time of effectiveness.

Response to Comment 40

The Trust confirms that the above-referenced agreements, opinions and other exhibits will be filed in the Fund’s next post-effective amendment to its Registration Statement, to the extent not already filed.

Comment 41 – General

Please do not refer to the markets on which ether and bitcoin trade as “exchanges.” As these entities are not registered as national securities exchanges under Section 6 of the Securities Exchange Act, please refer to them as crypto asset trading platforms or use another similar term that does not suggest that they are “exchanges.”

Response to Comment 41

The disclosure has been revised in accordance with the Staff’s comment.

Comment 42 – General

Please do not refer to ether, bitcoin, or similar crypto assets as “cryptocurrency” or “digital currency” as they presently are not widely accepted as a medium of exchange.

Response to Comment 42

The disclosure has been revised in accordance with the Staff’s comment.

Comment 43 – General

Please supplementally confirm that the Fund’s code of ethics applies to transactions in ether, ether futures, bitcoin, or bitcoin futures and that Access Persons, as defined in Rule 17j-1 of the Investment Company Act, will be required to pre-clear such transactions.

Response to Comment 43

The Trust confirms that the Fund’s code of ethics applies to transactions in ether, ether futures, bitcoin, or bitcoin futures and that Access Persons will be required to pre-clear such transactions.

Comment 44 – General

The Staff notes the name has not been updated for Valkyrie Bitcoin and Ether Strategy ETF on EDGAR. Please supplementally confirm to the Staff that the name of the Fund will be updated on EDGAR in its next post-effective amendment filing.

Response to Comment 44

The Trust confirms that prior to the Fund’s Registration Statement becoming effective, the Fund’s name will be updated on EDGAR to reflect the new name of the Fund.

Comment 45 – Fees and Expenses

Please supplementally confirm to the Staff that the Fund will have no “Other Expenses.”

Response to Comment 45

The Trust confirms the Fund’s “Other Expenses” will be 0.00%.

Comment 46 – Fees and Expenses

Please supplementally confirm to the Staff that the Fund’s acquired fund fees and expenses will not exceed 0.01%.

Response to Comment 46

The Trust confirms the Fund’s acquired fund fees and expenses will not exceed 0.01%.

Comment 47 – Principal Investment Strategies

The Staff notes the disclosure states, “The Fund’s investment in Bitcoin and Ether Futures Contracts will be approximately equally weighted as of the rebalance date and will be rebalanced on a monthly basis.” Please disclose the bitcoin and ether market capitalizations as of a recently practicable date.

Response to Comment 47

The Trust notes that the Fund is equally weighted between bitcoin and ether futures contracts and will not be market capitalization weighted. As such, the Trust believes the bitcoin and ether market capitalization information is not necessary.

Comment 48 – General

Please be sure to add corresponding ether disclosure surrounding the existing bitcoin disclosure, where applicable (e.g., “In the case of bitcoin futures contracts, the underlying reference asset is bitcoin.”).

Response to Comment 48

The disclosure has been revised in accordance with the Staff’s comment.

Comment 49 – Principal Investment Strategies

The Staff notes the disclosure states, “Currently, the Bitcoin and Ether Futures Contracts in which the Fund will invest are only traded on, or subject to the rules of, the Chicago Mercantile Exchange (the “CME”).” Please remove “or subject to the rules of” for consistency with the Staff’s view on the exchange’s constraints.

Response to Comment 49

The disclosure has been revised in accordance with the Staff’s comment.

Comment 50 – Principal Investment Strategies

The Staff notes the disclosure states, “The Subsidiary will also follow the same general investment policies and restrictions as the Fund.” To the extent there are material differences in the investment policies and restrictions between the Subsidiary and the Fund, please supplementally describe to the Staff.

Response to Comment 50

The Trust confirms there are no material differences in the investment policies and restrictions between the Subsidiary and the Fund.

Comment 51 – Principal Investment Strategies

The Staff notes the disclosure states, “The Fund’s investment in bitcoin futures contracts will be limited by the position limits established by the Chicago Mercantile Exchange applicable to such contracts.” Please add ether futures contracts to this sentence for consistency.

Response to Comment 51

The disclosure has been revised in accordance with the Staff’s comment.

Comment 52 – Additional Information About the Fund’s Principal Investment Strategies

The Staff notes there is a reference to “fiat currency” in the section entitled “Additional Information About the Fund’s Principal Investment Strategies.” Please provide a definition of “fiat currency.”

Response to Comment 52

In accordance with the Staff’s comment, the disclosure has been revised as follows:

Bitcoin is a digital asset that serves as the unit of account of an open-source, decentralized, peer-to-peer computer network. The adoption of bitcoin to pay for goods and services, stored for future use or converted to a fiat (i.e., currency issued by a governmental authority, such as the United States dollar) currency has been limited as of the date of this Prospectus.

Comment 53 – Additional Information About the Fund’s Principal Investment Strategies

The Staff notes the disclosure states, “Unlike other digital assets, such as bitcoin, which are solely created through a progressive mining process, 72.0 million ether or “ETH” were created in connection with the launch of the Ethereum Network.” Please disclose that out of the 72.0 million ETH created in connection with the launch of the Ethereum Network, 60.0 million ETH was distributed to the public in a crowd sale conducted between July and August 2014 and the remaining 12.0 million ETH was distributed to early contributors of the Ethereum Network (i.e., the Ethereum Foundation, developers who contributed to the Ethereum Network and members of the Ethereum Foundation).

Response to Comment 53

The disclosure has been revised in accordance with the Staff’s comment. Please refer to the Trust’s response to Comment 17 above.

Comment 54 – Statement of Additional Information

The Staff notes the disclosure states, “Futures contracts are customarily purchased and sold on margins that may range upward from less than 5% of the value of the futures contract being traded. The margin on bitcoin and ether futures contracts has historically been significantly higher than many other Futures Instruments.” Please also provide the upper range of the margin on bitcoin and ether futures.

Response to Comment 54

In accordance with the Staff’s comment, the disclosure has been revised as follows:

Futures contracts are customarily purchased and sold on margins that may range upward from less than 5% of the value of the futures contract being traded to as much as approximately 50% of the notional value of the futures contract. The margin on bitcoin and ether futures contracts has historically been significantly higher than many other Futures Instruments.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren